FOR IMMEDIATE RELEASE	January 27, 2011	PR 11-02

Atna Commences Briggs Mine Exploration

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN – OTCBB:ATNAF) is pleased to announce the commencement of a new exploration and definition drilling program on targets at its Briggs Mine, in Inyo County, California. The program will include 25,000 to 30,000 feet of reverse circulation rotary drilling. Primary goals of the drilling program are:

•	Reserve expansion in the BSU, Argonaut and Main Briggs pits where geologic interpretation indicates the potential to extend ore reserves beyond currently engineered pit limits.
•	Critical in-fill drilling at the new North Main Briggs pit designed to upgrade inferred mineral resource to proven and probable reserves.
•	Expansion and delineation drilling in the Deep Briggs resource zone beneath the current minable reserves.

James Hesketh, President and CEO, states, “The Briggs Mine sold approximately 25,100 ounces of gold in 2010 generating revenues in excess of US$30 million. With operations at Briggs approaching targets, it is time to begin a program of reserve expansion. This drilling program has the potential to add significant new reserve ounces, with a minimum goal of replacing the ounces mined in the past year and an upside goal of adding a number of additional years of mine life if the drilling program is successful.”

Expansion potential in the southern BSU pit is in an area where mining operations encountered significant gold grades (>0.03 oz/ton gold) along the currently planned ultimate pit boundary. The zone of mineral interest occurs in where development drilling is sparse and the geologic block model underestimated the actual grade of the ore mined. In the Argonaut pit area, development drill holes are broadly spaced and did not allow for a southerly extension of this zone. However, recent mining indicates that the mineralized zone extends to the south beyond the engineered pit limits in an area that produced grades in excess of 0.08 oz/ton gold in pit-wall sampling.

In the newly engineered North Main Briggs pit, a substantial block of inferred mineral resources lies within and adjacent to the current pit plan. This mineral resource may be convertible to proven and probable reserves with additional drilling.

A large portion of this current program will focus on further delineating and expanding mineralization behind the east wall of the Briggs Main pit and in the Deep Briggs resource zone discovered in 2009. The Deep Briggs mineralization is classified primarily as indicated and inferred mineral resource based upon the currently available data. Drilling will consist of both delineation and step-out drilling in this zone.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation related to drilling and potential drilling results at the Briggs Mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, except as required by applicable securities laws and regulations. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2009 Form 20-F dated March 26, 2010.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. Investors are urged to closely consider the disclosure in our Form 20-F which may be obtained from Atna or found online at www.sec.gov.

FOR FURTHER INFORMATION, CONTACT:
Valerie Kimball, Investor Relations – (303) 278-8464 or toll free (877) 692-8182
James Hesketh, President and CEO – (303) 278-8464
www.atna.com